[SASM&F Letterhead]

February 22, 2010

VIA FAX AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, DC 20549-3628

Attn: Ms. Mellissa Campbell Duru

Dear Ms. Duru:

On behalf of SkyTerra Communications, Inc. (“SkyTerra” or the “Company”), set forth below are responses to the comments of the staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter, received by telecopy on February 19, 2010 (the “Comment Letter”) relating to the revised draft of the Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”) and to Amendment No. 5 to the Transaction Statement on Schedule 13E-3 (the “Revised Schedule 13E-3”), in each case, filed by the Company on February 16, 2010. The responses are based on information provided to us by the Company, Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P., Sol Private Corp., Harbinger Capital Partners Special Situations GP, L.L.C., Harbinger Capital Partners LLC, Harbinger Holdings, LLC and Philip A. Falcone (the latter seven entities being referred to herein as the “Harbinger Filing Persons”). We represent the Company. To the extent any response relate to information concerning the Harbinger Filing Persons, such response is included in this letter based on information provided to the Company and us by such other entities or their respective representatives. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Revised Proxy Statement.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below. References in this letter to page numbers and section headings refer to page numbers and section headings in the Revised

Proxy Statement and Revised Schedule 13E-3, in each case, as filed via EDGAR submission on February 16, 2010.

It is our hope that, following the resolution of the matters addressed herein, all responsive material will have been provided and that the Company would be in a position to complete, and mail, a definitive proxy statement.

General

1.	Please refer to Instruction 2(b) of Item 14 of Schedule 14A. Financial statements of the type specified therein are considered material in the context of going private transaction. Please refer also to the requirements set forth for the age of financial statements at the time of mailing of the proxy statement as specified in Item 3-01(c) and (d) of Regulation S-X. Please revise and update your disclosure accordingly or advise.

On September 23, 2009, the Company and the Harbinger Filing Persons executed the merger agreement. On November 18, 2009, the Company made its initial filing of the preliminary proxy statement on Schedule 14A, including, as attachments, the Form 10-K relating to the fiscal year ended December 31, 2008 and the Form 10-Q, relating to the fiscal quarter ended September 30, 2009. Pursuant to the requirements of Schedule 14A, including the final paragraph of Instruction 2(b) to Schedule 14A, paragraph (c)(2) of Item 14 to Schedule 14A and the reference to part C of Form S-4, prior to February 16, 2010, the Company would have been able to mail its definitive proxy statement describing the merger agreement and other matters subject to the shareholder’s vote at the special meeting of the Company’s stockholders, in compliance with Rule 3-01(b) of Regulation S-X. Furthermore, if the Company had reported income in either of the preceding two fiscal years and, with respect to the 2009 fiscal year, had a reasonable, good faith belief that it would report income, the Company would continue to be able to avail itself of the requirements for financial information set forth in Rule 3-01(c) and file the proxy statement solely with its currently attached financial statements.

As you are aware, following the Company’s filing of a revised proxy statement on February 5, 2010, along with the Company’s letter responding to the SEC Comment Letter received January 29, 2010, the Company understood that the sole remaining item limiting the ability of the Company to make a definitive filing and mailing of its proxy statement related to a request for confidential treatment (“CTR”) made by the Harbinger Filing Persons. The expectation of the Company and the Harbinger Filing Persons was that resolution of the CTR did not present a significant issue that would materially delay the mailing of the proxy statement and that it was capable of being resolved in an expeditious manner that would allow the Company to mail its proxy statement on or before February 16, 2010.

However, given the unprecedented snowstorm affecting the mid-Atlantic region during the period from February 5, 2010 to February 16, 2010, and the subsequent closing of, or other significant limitation in operating hours at, federal government agencies, including the Commission, during such period, resolution of the outstanding CTR matters was postponed until the federal government resumed normal operations on February 16, 2010.

The Company further notes that, as has been previously disclosed in the Company’s preliminary proxy statement, the Company has established a record date for the special meeting as of January 21, 2010. Pursuant to Section 213 of the General Corporation Law of the State of Delaware, the Company is obligated to hold its meeting prior to the 60th day following the record date, or March 22, 2010, in order for such record date to remain valid. Had the Company been able to mail its definitive proxy statement on or around February 12, 2010, the Company expected to hold its special meeting during the week of March 8, 2010.

Assuming successful resolution of Comment 2 below, the Company would otherwise be prepared to disseminate the Schedule 13E-3/proxy statement but for this financial statement age issue. If required to wait solely for purposes of the filing of the Company’s Form 10-K for the period ended December 31, 2009, which the Company expects to file by March 4, 2010, the transaction could be delayed for up to ten days with no apparent benefit to the acquiror, the Company or the Company’s stockholders. A prompt dissemination and meeting date would also help avoid the possibility that a vote not occur prior to March 31, 2010, the contractual termination date of the merger agreement.

With consideration of the unusual circumstances set forth above, and (i) in light of the extraordinary situation caused, in large part, by the unprecedented snowstorm and the resulting federal government shutdown and (ii) given the fact that the proxy statement has been reviewed and (subject to resolution of Comment 2) is otherwise ready to be mailed to the stockholders, the Company wishes to propose the following:

1. Promptly following the date of this letter, the Company would file a definitive proxy statement including financial information for the fiscal year ended December 31, 2008 and the interim period through the third quarter of 2009. If the Staff was amenable to our proposal, SkyTerra would be able and prepared to include key line items from the Company’s unaudited financial statements as of and for the fiscal year ended December 31, 2009 (e.g., revenue, net loss, assets, shareholder equity, cash flow). In such proxy statement the Company would insert language stating that the audited financial information with respect to the fiscal year ended December 31, 2009 will be provided on Form 10-K as soon as practicable following the mailing of the proxy statement and that such Form 10-K will be mailed, prior to the special meeting, to each stockholder of record as of the record date;

2. The Company agrees (a) to file its Form 10-K relating to the fiscal year ended December 31, 2009, as promptly as practicable following the date hereof, and it is currently anticipated that such date will be on or about March 4, 2010 and (b) to promptly mail such Form 10-K to each stockholder of record as of the record date; and

3. The Company agrees to include with the mailing of such Form 10-K, a new proxy card which would supersede the proxy card distributed with the proxy statement, and any such other information necessary to make the proxy statement current as of such date. (Such mailing would be made in accordance with, and satisfy the requirements of, Release 34-23789 (November 10, 1986) at G2 and related footnotes, and would permit a sufficient period of time for adequate dissemination of the material information to stockholders of record as of the record date prior to the special meeting to permit such stockholders of record to assess the information and to change their voting decisions if desired.

We further note that, pursuant to Rule 3-13 of Regulation S-X, the Commission has the authority to permit, following an informal written request by the Company, and in those circumstances where it is consistent with the protection of investors, the omission of one or more of the financial statements otherwise required by Regulation S-X or the filing in substitution therefor of appropriate statements of comparable character. Please consider this letter to be such an informal written request by the Company.

We respectfully request that the Staff permit the Company to proceed in this manner. If the Staff has any questions or comments on this approach, please contact the undersigned at its earliest convenience.

2.	We refer to revised text appearing under this heading. Please further clarify the filing parties’ plans with respect to SkyTerra post merger and in the event the merger is not approved. Your disclosure states that there are no plans to use SkyTerra to pursue a possible acquisition of Inmarsat using the MCSA. Clarify however, whether there are any plans the filing parties have to use SkyTerra to effect transactions to acquire or enter into joint ventures with Inmarsat outside of the terms of the MCSA (i.e., plans which involve SkyTerra that would be done pursuant to the new agreements executed amongst the parties.) We note for example in the July 13, 2009 UBS materials filed, reference to the use of a special purpose vehicle containing SkyTerra to take Inmarsat private. Please revise or advise.

We note the Staff’s reference to the July 13, 2009 UBS materials filed – specifically, to the alternative of utilizing a special purpose vehicle containing SkyTerra to take Inmarsat private. The suggestion was simply UBS’s proposal as of that date. Since the date of the UBS materials, the suggestion was never considered as a possible alternative by the Harbinger Filing Persons. As such, the following language is proposed to be included in the proxy statement in the second paragraph under the “Plans for SkyTerra After the Merger” section on page 48 of the proxy statement, as filed on February 16 2010:

“The Harbinger Filing Persons have no plans to utilize SkyTerra to effect transactions to acquire, or enter into joint ventures with, Inmarsat, pursuant to the MCSA or otherwise.”

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The undersigned, on behalf of the Company and the Harbinger Filing Persons (collectively, the “Filing Persons”) hereby acknowledges that: (i) the Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

/s/ Thomas H. Kennedy
Thomas H. Kennedy

CC:

Joseph J. Basile, Esq., Weil Gotshal & Manges LLP

Joel H. Trotter, Esq., Latham & Watkins LLP

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